                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   __________



                                    FORM 11-K

                                  ANNUAL REPORT
                                   __________



                        Pursuant to Section 15(d) of the
                             Securities Act of 1934


                      For the year ended December 31, 2000
                                   __________



                              City Holding Company
                         Profit Sharing and 401(k) Plan
                                   __________



                              City Holding Company
                                25 Gatewater Road
                        Cross Lanes, West Virginia 25313
                                   __________

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                                    Form 11-K

                                December 31, 2000



Required Information

The City Holding Company Profit Sharing and 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

   Report of Independent Auditors                                        1

   Statements of Net Assets Available for Benefits                       2

   Statement of Changes in Net Assets Available for Benefits             3

   Notes to Financial Statements                                       4-8

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)      9

   Schedule H, Line 4(j) - Schedule of Reportable Transactions          10

   Item 9(b) - Exhibits:
               --------

     Exhibit 24(c) - Consent of Independent Auditors

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of City Holding Company Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the change in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at December 31, 2000, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                    /s/ Ernst & Young  LLP

June 27, 2001

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                 Statements of Net Assets Available for Benefits



                                                      December 31
                                                  2000            1999
                                            --------------------------
Assets
Cash and cash equivalents                   $    1,166     $    59,194
Investments at fair value:
 Mutual and commingled funds                 6,162,865       6,356,692
 Common stock of City Holding Company        1,865,099       3,313,322
 Participant loans                             207,260         248,440
Receivables:
 Employer contributions                         43,805          58,242
 Participant contributions                     100,192         141,947
 Other                                               -           1,826
                                            --------------------------
Net assets available for benefits           $8,380,387     $10,179,663
                                            ==========================




See notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000



Additions
Contributions and income:
 Contributions from employer                              $   687,679
 Contributions from employees                               1,655,337
 Interest and dividends                                       271,451
                                                        -------------
Total contributions and income                              2,614,467

Deductions
Withdrawals and benefit payments                           (1,313,458)
                                                        -------------
                                                            1,301,009

Net realized and unrealized depreciation in fair           (3,100,285)
 value of investments (Note 5)
Net assets available for benefits at beginning of year     10,179,663
                                                        -------------
Net assets available for benefits at end of year          $ 8,380,387
                                                        =============



See notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan estimates the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2000 and 1999.

Group Annuity Contract: The group annuity contract represents an investment in a Deposit Administration Fund maintained by an insurance company and is included in the Mutual and Commingled funds on the Statement of Net Assets Available for Benefits. Interest is credited to the Fund, compounded annually, and is determined by annual interest rates which will not be less than 5% for the 2000 and 1999 contract years (as specified in the contract).

At least 30 days prior to the expiration of the interest guarantees, the Hartford Life Insurance Company shall advise the Plan of new interest guarantees that apply to the contract. In addition to the interest guarantees above, a long-term guaranteed interest rate of 3% applies to all contributions and earnings received, and applies for the life of the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers may be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)



Each participant may designate the percentage of his or her contributions to be invested into any of the five investment options, offered by the Plan.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the summary Plan description for a complete description of the Plan's provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $38,000 and 42,000 in 2000 and 1999, respectively, of participant account balances rolled-over from previous employer plans.

Vesting

Participants are immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant becomes vested in discretionary profit sharing contributions as follows:


                                               Vested Percentage of
            Years of Service                  Employer Contributions
         --------------------------------------------------------------
             Less than 2                               0%
                   3                                   20
                   4                                   40
                   5                                   60
                   6                                   80
               7 or more                              100


There were no discretionary profit sharing contributions during 2000 or 1999. Forfeitures of terminated participants' non-vested account balances are allocated to eligible participants who are employed on December 31 of each year based on their annual compensation.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)



Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in the accounts.

Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated August 27, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the therefore is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and is tax exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

5. Investments

During 2000, the Plan's five investments (including investments purchased and sold as well as those held during the year) depreciated in fair value as determined by quoted market prices as follows:


                                                               Net Realized
                                                              And Unrealized
                                                               Depreciation
                                                              in Fair Value
                                                              of Investments
                                                            ------------------
Group Annuity Contract                                          $           -
Common Stock                                                       (2,354,003)
Mutual and Commingled Funds                                          (746,282)
                                                            ------------------
Total                                                           $  (3,100,285)
                                                            ==================

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)


The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                             December 31
                                                         2000          1999
                                                   ------------------------

*     City Holding Company common stock            $1,865,099    $3,313,322
      Fidelity Advisor Short Fixed Income Fund        871,614       650,433
      Fidelity Advisor Growth Opportunity Fund      2,212,670     2,848,009
      Fidelity Advisor Balanced Fund                1,559,558     1,552,641
      Group Annuity Contract                        1,016,037       925,438

*     Nonparticipant directed


Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is a follows:

                                                           December
                                                      2000          1999
                                                   ------------------------
Net assets:
City Holding Company common stock, at fair value   $1,865,099    $3,313,322
Cash and cash equivalents                                 929       (13,568)
Contribution receivable                                63,131        91,217
Other                                                       -        (7,869)
                                                   ------------------------
Total                                              $1,929,159    $3,383,102
                                                   ========================

                                                            Year Ended
                                                            December 31
                                                               2000
                                                           -------------
Change in net assets:
 Contributions from employer                                 $   687,679
 Contributions from employees                                    347,442
 Interfund transfers                                               7,614
 Interest and dividends                                          120,960
 Net realized and unrealized depreciation in fair value       (2,354,003)
 Distribution to participants                                   (263,645)
                                                           -------------
Net change                                                   $(1,453,953)
                                                           =============

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)





6. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of year end. For financial reporting purposes, these amounts are not recorded. The amount allocated to withdrawn participants not yet paid as of December 31, 2000, was $509,176.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                             Plan 002 EIN 550619957

                  Schedule H, line 4(i) - Schedule of Assets
                  Held for Investment Purposes At End of Year

                                December 31, 2000


                                                                        Current
  Shares/Units                  Description                 Cost         Value
-------------------------------------------------------------------------------

Common stock:

  324,365        *  City Holding Company common stock  $7,028,376    $1,865,099

Investments in mutual or commingled funds:

   94,433        Fidelity Advisor Short Fixed Income           NR       871,614
                 Fund
   64,793        Fidelity Advisor Growth Opportunity           NR     2,212,670
                 Fund
   96,021        Fidelity Advisor Balanced Fund                NR     1,559,558
   28,991        Fidelity Advisor Overseas Fund                NR       502,986
1,016,037        Group Annuity Contract                        NR     1,016,037
                                                      -------------------------
                                                                -     6,162,865

Cash and cash equivalents                                      NR         1,166
Participant loans (6% to 10.21%)                               NR       207,260
                                                        -----------------------
Total                                                  $7,028,376    $8,236,390
                                                      =========================


* - Party-in-interest
NR  - Not Required

                              City Holding Company

                         Profit Sharing and 401(k) Plan

                             Plan 002 EIN 550619957

           Schedule H, line 4(j) - Schedule of Reportable Transactions

                          Year Ended December 31, 2000




                                             Number         Total        Number       Total        Total
                                               of           Cost           of          Cost      Proceeds       (Loss)
                                             Units           of           Units         of         from           on
                                           Purchased      Purchase        Sold        Sales        Sales        Sales
                                        ---------------------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets

City Holding Company Common Stock           129,362      $1,222,328      37,790     $503,347     $191,528     $(311,819)



There were no category (i), (ii) or (iv) reportable transactions during 2000.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                                City Holding Company
                                                Profit Sharing and 401(k) Plan



                                                /s/ Victoria Evans
                                                ------------------
                                                Ms. Victoria Evans
                                                Plan Administrator



June 27, 2001